UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report regarding Resolution of the Ministerial Committee for Legislative Affairs respecting the Sheshinski Committee Conclusions

Item 1

August 20, 2015

Resolution of the Ministerial Committee for Legislative Affairs respecting the Sheshinski Committee Conclusions

Pursuant to the statements in the Company’s annual financial statement for 2014 and its quarterly report as of June 30, 2015, published on August 12, 2015, the Company wishes to report that it was informed that the Ministerial Committee for Legislative Affairs (hereinafter: the “Ministerial Committee”) has yesterday approved the Chapter respecting taxation of natural resource revenues within the draft Economic Plan for 2015-2106 Bill (hereinafter: the “Bill”), including the modifications concerning the recommendations of the Sheshinski Committee agreed upon by the Ministry of Finance and the Ministry of Economy, whose principles are as follows:

1. The transfer prices of elementary bromine to related parties in Israel and outside Israel shall not be determined according to the market price but rather according to the highest of either the actual sale price to such related parties or the normative price. The transfer prices of phosphate to related parties shall be the highest of either the price determined within the framework of the transaction, or the normative price, or the production and operational costs attributed to a phosphate unit. The said normative price shall allow operational profit for the downstream products of elementary bromine and phosphates at a rate of 12%.

2. As for the benefits produced by the magnesium plant for the potash plant in the production of sylvanite – a mechanism has been provided for the determination of the expense at the potash plant for the savings deriving from the production of sylvanite by the magnesium plant, and respectively the income to be acknowledged for the magnesium plant. This mechanism ensures that the contribution of the magnesium plant to the potash industry shall maintain its scope despite the imposition of an excess profits tax on the production of potash.

3. For purposes of calculating the excess profits tax, fixed assets of Dead Sea Works Ltd. which are also used by other companies in the ICL Group, shall be allocated pro-rata between the companies, in accordance with a determined formula (excluding fixed assets used for the production or sale of magnesium).

In addition, the Ministerial Committee has instructed the Prime Minister, the Minister of Finance, the Minister of Economy and the Minister of Justice to appoint a team which will examine, among other things, the following issues, and submit its recommendations to the aforementioned Ministers:

a. Future investments in the field of natural resources in the Negev, focusing on employment and growth in the region. For this purpose, the team will examine, among other things, the issue of phosphate reserves in consideration of the remaining reserves in the Rotem region, and the issue of future investments in the Dead Sea region.

b. The team will examine whether the legislative amendments provided in the Bill do not undermine the activity of the magnesium plant and the downstream activity in phosphates.

The Resolution of the Ministerial Committee provides that the Bill, to be referred to a first vote of the Knesset, shall not be brought before the Knesset for a second and third vote except in a version unanimously approved by the said Ministers or, in the absence of such approval, with the approval of the Government plenum.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: August 20, 2015